UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-52150

                            CUSIP Number: 354807 10 9

Check One:  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form NSAR

            For the period ended: September 30, 2007

            |_| Transition Report on Form 10-K

            |_| Transition Report on Form 20-F

            |_| Transition Report on Form 11-K

            |_| Transition Report on Form 10-Q

            |_| Transition Report on Form NSAR

            For the transition period ended: Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Franklin Towers Enterprises, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 5 Ash Drive, Center Barnstead, New Hampshire 03225

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reason described in reasonable detail in
       Part III of this form could not be eliminated without unreasonable effort or expense.

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
       11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Franklin Towers Enterprises, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.          516                887-8200
-----------------          ---                --------
(Name)                 (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes |X|  No |_|

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes |X|  No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended September 30, 2007, the Company incurred a net loss of approximately $8,200,000. Such loss consisted primarily of non-cash charges of approximately $7,700,000 relating to the issuance of shares of common stock to consultants in consideration for services rendered to the Company. The Company also incurred approximately $182,000 in non-cash financing cost relating to the offering of its secured convertible promissory notes, which were disclosed in Current Reports on Form 8-K filed with the Securities and Exchange Commission on September 18, 2007 and September 25, 2007.

Sales during the quarter ended September 30, 2007 were approximately $347,000 and gross profit was approximately $23,000. This is the first quarter in which the Company ever generated sales.

                        FRANKLIN TOWERS ENTERPRISES, INC.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2007                FRANKLIN TOWERS ENTERPRISES, INC.


                                        By: /s/ Kelly Fan
                                            -------------
                                        Name:  Kelly Fan
                                        Title: Chief Executive Officer and
                                               President

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)